 Exhibit 99.1
Contact: Fred Adams, Jr.
Chairman and CEO (601) 948-6813

CAL-MAINE FOODS, INC. REPORTS FIRST QUARTER FISCAL 2007 RESULTS

JACKSON, Miss. (October 9, 2006) — Cal-Maine Foods, Inc. (NASDAQ: CALM) today announced results for its first quarter of fiscal 2007 ended September 2, 2006.

For the first quarter of fiscal 2007, net sales were $115.3 million, compared with net sales of $79.8 million for the first quarter of fiscal 2006. The Company reported a net loss of $5.4 million, or $0.23 per basic share, for the first quarter of fiscal 2007 compared with a net loss of $8.1 million, or $0.35 per basic share, for the year-earlier period.

Fred Adams, Jr., chairman and chief executive officer of Cal-Maine Foods, Inc., stated, " Demand for eggs has been seasonally good but the supply has been fully adequate, resulting in some downward pressure on egg prices. As we enter a stronger demand period during Thanksgiving and Christmas, USDA statistics indicate that egg supply should be more balanced with demand which should result in improved egg prices. All of our operations are running smoothly. However, the higher demand for corn for ethanol use has caused feed prices to increase.”

Cal-Maine Foods, Inc. is primarily engaged in the production, grading, packing and sale of fresh shell eggs. The Company, which is headquartered in Jackson, Mississippi, currently is the largest producer and distributor of fresh shell eggs in the United States and sells the majority of its shell eggs in approximately 30 states across the southwestern, southeastern, mid-western and mid-Atlantic regions of the United States.

     Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties (contained in the Company’s SEC filings) that could cause actual results to differ materially from those projected. SEC filings may be obtained from the SEC or by contacting the Company.

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CAL-MAINE FOODS, INC.	POST OFFICE BOX 2960	▪ JACKSON, MISSISSIPPI 39207
	PHONE 601-948-6813	FAX 601-969-0905

CAL-MAINE FOODS, INC. AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS
(Unaudited)
(In thousands, except per share amounts)

	13 Weeks Ended
	September 2, 2006	August 27, 2005
Net sales	$115,308	$79,756
Gross profit	8,407	960
Operating income (loss)	(6,063)	(9,957)
Income (loss) before income taxes	(8,001)	(12,101)
Net income (loss)	$(5,431)	$(8,108)
Net income (loss) per common share:
Basic	$(0.23)	$(0.35)
Diluted	$(0.23)	$(0.35)
Weighted average shares outstanding:
Basic	23,503	23,490
Diluted	23,503	23,490

SUMMARY BALANCE SHEET
(Unaudited)
(In thousands, except per share amounts)

	September 2, 2006	June 3, 2006
ASSETS
Cash and short-term investments	$26,717	$38,295
Receivables	30,753	24,955
Inventories	57,310	57,843
Other	5,999	4,585
Current assets	120,779	125,678
Fixed assets (net)	172,983	176,275
Other assets	14,691	15,165
Total assets	$308,453	$317,118
LIABILITIES AND SHAREHOLDERS' EQUITY
Current portion of long-term debt	$12,248	$11,902
Accounts payable and accrued expenses	42,539	34,642
Other current liabilities	5,435	6,884
Current deferred income taxes	11,895	11,450
Current liabilities	72,117	64,878
Deferred taxes and other liabilities	32,236	40,455
Long-term debt	90,004	92,010
Shareholders' equity	114,096	119,775
Total liabilities and shareholders' equity	$308,453	$317,118

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CAL-MAINE FOODS, INC.	POST OFFICE BOX 2960	▪ JACKSON, MISSISSIPPI 39207
	PHONE 601-948-6813	FAX 601-969-0905